Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-01

May 19, 2008

Public Service Company of New Hampshire

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire
Security:	$110,000,000 6.00% First Mortgage Bonds, Series O, Due 2018
Maturity:	May 1, 2018
Coupon:	6.00%
Price to Public:	99.762% of face amount
Yield to Maturity:	6.033%
Spread to Benchmark Treasury:	+ 215 basis points
Benchmark Treasury:	3.875% due May 15, 2018
Benchmark Treasury Yield:	3.883%
Interest Payment Dates:	November 1 and May 1, commencing November 1, 2008
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	May 27, 2008 (T + 5)
CUSIP:	7444 82 BJ8
Ratings:	Baa1 by Moody’s Investors Service
BBB+ by Standard & Poor’s Ratings Services
BBB+ by Fitch Ratings

Joint Book-Running Managers:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Co-Managers:	TD Securities (USA) LLC
Wedbush Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663 or BNY Capital Markets, LLC toll free at 1-800-269-6864.